SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May 2024

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Hiroki Totoki
(Signature)
Hiroki Totoki
President, Chief Operating Officer and
Chief Financial Officer

Date: May 14, 2024

List of Materials

Documents attached hereto:

i) Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation

May 14, 2024

Sony Group Corporation

Notice Regarding a Stock Split and Partial Amendment to Articles of Incorporation

Sony Group Corporation (“Sony”) decided at the Board of Directors meeting held today to conduct a stock split and to partially amend its Articles of Incorporation as follows.

1. Purpose of Stock Split

Sony plans to conduct the stock split and lower the amount per an investment unit for the purpose of making it easier for investors to invest and expanding the investor base.

2. Overview of Stock Split

(1) Method of Stock Split

Each share of Sony’s common stock owned by shareholders whose names appear on the register of shareholders as of the close of the record date of September 30, 2024, will be split into five (5) shares per share.

(2) Number of shares to be increased by Stock Split

(i) Total number of issued shares before Stock Split:	1,248,619,589 shares
(ii) Number of shares to be increased by Stock Split:	4,994,478,356 shares
(iii) Total number of issued shares following Stock Split:	6,243,097,945 shares
(iv) Total number of authorized shares following Stock Split:	18,000,000,000 shares

*Total number of issued shares shown above is based on the total number of issued shares as of April 30, 2024, and may increase by the record date of the stock split due to the exercise of stock acquisition rights.

(3) Schedule of Stock Split

(i) Public notice of record date:	September 13, 2024
(ii) Record date:	September 30, 2024
(iii) Effective date:	October 1, 2024

(4) Others

(i) Change in Amount of Stated Capital

There will be no change in the amount of stated capital as a result of the stock split.

(ii) Dividends

Assuming the stock split will be effective on October 1, 2024, the year-end dividend for the fiscal year ended March 31, 2024 (“FY2024”) with the record date of March 31, 2024 and the interim dividend for the fiscal year ending March 31, 2025 (“FY2025”) with the record date of September 30, 2024 will be applicable to the common stock outstanding before the stock split while the year-end dividend for FY2025 will be applicable to the common stock outstanding following the stock split. The year-end dividend amount for FY2024 and Sony’s forecast for the interim dividend and the year-end dividend for FY2025 are shown in the “Financial Statements and Consolidated Financial Results for the Fiscal Year Ended March 31, 2024 And Outlook for the Fiscal Year Ending March 31, 2025” released today.

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(iii) Record Date and Effective Date for Split of American Depository Receipts (“ADRs”)

Due to the stock split of the underlying shares, the record date and effective date of the ADR split will be September 30, 2024 and October 8, 2024, respectively (U.S. Eastern Time). There will be no change in the exchange ratio of ADRs to underlying shares, which will remain 1 ADR = 1 share of common stock).

(iv) Adjustment of Total Share Number of Stock-based Compensation Plans

In connection with the above stock split, the number of shares to be delivered upon the vesting of units granted under the stock compensation plan through restricted stock units will be adjusted based on the split ratio from October 1, 2024. In addition, the number of shares to be issued or transferred and the exercise price per stock acquisition right under stock option plan will be adjusted based on the split ratio from October 1, 2024.

3. Partial Amendment to Articles of Incorporation

(1) Reason for Amendment

Sony plans to amend its Articles of Incorporation upon the stock split by obtaining a resolution of the Board of Directors in accordance with Article 184, Paragraph 2 of the Companies Act of Japan, effective on October 1, 2024.

(2) Description of Amendment

The description of the amendment is as follows:

(Amended portion is underlined.)

Current Articles of Incorporation	Proposed Amendment
Article 6. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Corporation shall be three billion six hundred million (3,600,000,000) shares.	Article 6. (Total Number of Shares Authorized to be Issued) The total number of shares authorized to be issued by the Corporation shall be eighteen billion (18,000,000,000) shares.

(3) Schedule of Amendment

Effective date: 　October 1, 2024

End of document

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